UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)*

                           MCLEODUSA INCORPORATED
-----------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                582266 10 2
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                               (CUSIP Number)

FRIED, FRANK, HARRIS,           FORSTMANN LITTLE & CO. SUBORDINATED DEBT
SHRIVER & JACOBSON                       & EQUITY MANAGEMENT BUYOUT
ONE NEW YORK PLAZA                       PARTNERSHIP-VI, L.P.
NEW YORK, NY  10004             FORSTMANN LITTLE & CO. SUBORDINATED DEBT
ATTN:  STEPHEN FRAIDIN, ESQ.             & EQUITY MANAGEMENT BUYOUT
(212) 859-8000                           PARTNERSHIP-VII, L.P.
                                FORSTMANN LITTLE & CO. EQUITY
                                         PARTNERSHIP-V, L.P.
                                THEODORE J. FORSTMANN
                                         C/O FORSTMANN LITTLE & CO.
                                         767 FIFTH AVENUE
                                         NEW YORK, NY  10153
                                         ATTN:  WINSTON W. HUTCHINS
                                         (212) 355-5656

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)



                              JANUARY 30, 2002
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP - VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               35,144,582*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             35,144,582*

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        35,144,582*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%

14  TYPE OF REPORTING PERSON*

        PN

* Section 7(a)(ii) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $6.10.

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               77,560,336*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             77,560,336*

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        77,560,336*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.0%

14  TYPE OF REPORTING PERSON*

        PN


* Section 7(a)(ii) of the Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $6.10.

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               51,229,508*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             51,229,508*

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        51,229,508*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.5%

14  TYPE OF REPORTING PERSON*

        PN


* Section 7(a)(ii) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series E Convertible Preferred Stock (the "Series E Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series E Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series E Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series E Certificate of Designation) equal $6.10.

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THEODORE J. FORSTMANN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               23,750

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             23,750

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        23,750

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%

14  TYPE OF REPORTING PERSON*

        IN

This Amendment No. 3, filed on behalf of Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VI, L.P. ("MBO-VI"), Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VII, L.P. ("MBO-VII"), Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V" and, together with MBO-VI and MBO-VII, the "FL Partnerships") and Theodore J. Forstmann ("Mr. Forstmann" and, collectively with the FL Partnerships, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on September 22, 1999 (as amended by Amendment No. 1 filed on October 2, 2001 and Amendment No. 2 filed on December 7, 2001, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation ("McLeodUSA"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

     On December 3, 2001, the FL Partnerships and McLeodUSA entered into a Lock-Up, Support and Voting Agreement, dated as of December 3, 2001 (the "Original Support Agreement"), in which the FL Partnerships agreed to support a comprehensive recapitalization and financial restructuring plan set forth in the Original Support Agreement. On January 30, 2002, the FL Partnerships and McLeodUSA entered into an Amended and Restated Lock-Up, Support and Voting Agreement, dated as of January 30, 2002 (the "Amended and Restated Support Agreement"), in which the FL Partnerships agreed to support a revised comprehensive recapitalization and financial restructuring plan set forth in the Amended and Restated Support Agreement (the "Restructuring"). The Amended and Restated Support Agreement supersedes the Original Support Agreement. Under the terms of the Restructuring, among other things,

     (i) the Series D Preferred and Series E Preferred held by the FL Partnerships would be converted into shares of newly issued common stock of McLeodUSA, par value $0.01 per share (the "New Common Stock"), as would the publicly traded Series A Preferred (together with the Series D Preferred and the Series E Preferred, the "Preferred Shares") and the existing Common Stock of McLeodUSA;

     (ii) McLeodUSA's publicly traded senior notes and senior discount notes (the "Senior Notes") would be exchanged for (a) $670 million in cash (subject to reduction), (b) $175 million of shares of newly issued senior preferred stock of McLeodUSA which are convertible into shares of New Common Stock and (c) warrants to purchase shares of New Common Stock with an aggregate exercise price of $30 million;

     (iii) McLeodUSA's telephone directory publishing business (the "Publishing Business") would be sold to Yell Group Limited ("Yell") for $600 million in cash (subject to reduction by $200,000 per day for each day following April 30, 2002 that the conditions to the closing of the sale of the Publishing Business to Yell, including the consummation of the Restructuring, have not been satisfied), or to another party who submits a better and higher cash offer, and the proceeds of the sale would be used to finance the exchange of the Senior Notes; and

     (iv) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII"), and Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII" and, together with MBO-VIII, the "2001 FL Partnerships"), both of which are affiliates of the FL Partnerships, would purchase $175 million of new equity of McLeodUSA, a portion of which would be used to finance the exchange of the Senior Notes, a portion of which would be used to prepay bank indebtedness of McLeodUSA and the balance of which would be used for general corporate purposes of McLeodUSA.

     In order to accomplish the Restructuring, on January 31, 2002, McLeodUSA filed a pre-negotiated plan of reorganization through the filing of a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

     Upon consummation of the Restructuring, (i) the FL Partnerships would be entitled to Board observer rights (more fully described below) and the 2001 FL Partnerships would be entitled to at least two representatives on the Board of Directors of the restructured McLeodUSA, (ii) the FL Partnerships and the 2001 FL Partnerships would own common stock and warrants of the restructured McLeodUSA in an aggregate amount representing approximately 58% of the equity ownership of the restructured McLeodUSA, and (iii) Mr. Forstmann would be the chairman of the Executive Committee of the Board of Directors of the restructured McLeodUSA.

     Pursuant to the Amended and Restated Support Agreement, the FL Partnerships have agreed (i) to vote their shares of Series D Preferred and Series E Preferred in favor of the Restructuring with such modifications in the terms of the Restructuring that do not materially deviate from the terms described above, and against any action that would interfere with or prevent the Restructuring and (ii) not to dispose of their Series D Preferred or Series E Preferred.

     The FL Partnerships' obligation to support a restructuring of McLeodUSA is subject to the condition that any such restructuring not materially deviate from the terms of the Restructuring described above. Pursuant to the Amended and Restated Support Agreement, a reduction in the equity percentage which the number of shares of New Common Stock to be received by each of the FL Partnerships upon consummation of the Restructuring represents of the fully diluted equity of McLeodUSA (calculated as set forth in the Amended and Restated Support Agreement) from the respective percentages set forth in the Amended and Restated Support Agreement is deemed to be a modification which materially deviates from the terms of the Restructuring. The Amended and Restated Support Agreement may be terminated by any party at any time after August 1, 2002.

     The foregoing description of the Amended and Restated Support Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Amended and Restated Support Agreement, which is incorporated herein by reference. The Amended and Restated Support Agreement is filed as Exhibit 12 hereto.

     On December 3, 2001, the FL Partnerships also entered into a Purchase Agreement, dated as of December 3, 2001 (the "Original Purchase Agreement"), with McLeodUSA and the 2001 FL Partnerships, pursuant to which the 2001 FL Partnerships agreed to purchase $100 million of new equity of McLeodUSA. On January 30, 2002, the FL Partnerships entered into an Amended and Restated Purchase Agreement, dated as of January 30, 2002 (the "Amended and Restated Purchase Agreement"), with McLeodUSA and the 2001 FL Partnerships, pursuant to which the 2001 FL Partnerships agreed to purchase $175 million of new equity of McLeodUSA. The Amended and Restated Purchase Agreement supersedes the Original Purchase Agreement. Pursuant to the Amended and Restated Purchase Agreement, McLeodUSA and the FL Partnerships agreed as follows:

     (i) Following the Restructuring, the FL Partnerships will each be entitled to designate a representative (collectively, the "Representatives") to consult with and advise management of McLeodUSA with respect to McLeodUSA's business and financial matters, and to attend all Board of Directors and committee meetings as a non-voting observer. The Representatives will have the same access to information concerning the business and operations of McLeodUSA as do the directors of McLeodUSA and will be entitled to participate in discussions and consult with the Board of Directors of McLeodUSA without voting. Following the conversion of the Series D Preferred and Series E Preferred into New Common Stock in the Restructuring, the FL Partnerships will no longer be entitled to designate any members of the Board of Directors.

     (ii) Following the Restructuring, the FL Partnerships will be free to dispose of their shares of New Common Stock, subject only to compliance with applicable securities laws, except that, during the "Standstill Period" (defined as the period from the closing of the Restructuring to the earlier of (x) the third anniversary of the closing of the Restructuring and (y) the date on which Mr. Forstmann is removed, without his consent, as Chairman of the Executive Committee), the FL Partnerships will not dispose of any of their shares to any person or group which is, or which the FL Partnerships believe or should reasonably believe will become, the beneficial owner of more than 50% of the outstanding voting securities of McLeodUSA unless the Board of Directors of McLeodUSA approves such disposition in advance or unless the FL Partnerships comply with certain procedures set forth in the Amended and Restated Purchase Agreement which give McLeodUSA the opportunity to buy such shares itself or to cause its designee to buy such shares ("Disqualified Transaction"). The Amended and Restated Purchase Agreement provides that if McLeodUSA causes a designee to purchase the FL Partnerships' shares and the designee acquires the remaining shares of McLeodUSA within six months thereafter at a blended average price per share that is higher than that paid to the FL Partnerships, then the FL Partnerships will be entitled to receive the difference in purchase price. The foregoing provisions apply equally to the 2001 FL Partnerships with respect to sales by them of any of their equity interest in McLeodUSA.

     (iii) During the Standstill Period, the FL Partnership may not (a) acquire or become the beneficial owner of or obtain any rights in respect of any capital stock of McLeodUSA (other than the shares of New Common Stock issuable in the Restructuring), (b) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies with respect to any voting securities of McLeodUSA or initiate or become a participant in any stockholder proposal or election contest with respect to McLeodUSA or any of its successors or induce others to initiate the same (except for activities undertaken by the FL Partnerships or the 2001 FL Partnerships in connection with solicitations by the McLeodUSA Board of Directors), or (c) solicit or participate in the solicitation of any person to acquire McLeodUSA or a substantial portion of its assets or more than 50% of its outstanding capital stock. The foregoing, however, (1) does not prohibit the FL Purchasers and their affiliates from complying with Rules 13d-1 through 13d-7, as applicable, of the Act or from making such disclosure to McLeodUSA's stockholders or from taking such action which, in their judgment may be required under applicable law, and (2) does not restrict the manner in which the directors designated by the FL Partnerships participate in the deliberations or discussions of McLeodUSA's Board of Directors.

     (iv) During the Standstill Period, the FL Partnerships will be present at all shareholders meetings for purposes of determining whether a quorum exists and will vote their shares of New Common Stock so that at least five members of the Board of Directors are qualified as "Independent Directors" and that the Chairman, the Chief Executive Officer and the Chief Financial Officer of McLeodUSA are elected to the Board.

     The foregoing provisions apply equally to the 2001 FL Partnerships.

     In the Amended and Restated Purchase Agreement, McLeodUSA and the FL Partnerships also agreed that, at the closing of the Restructuring, the existing restrictions on transfer and standstill provisions applicable to the Series D Preferred and Series E Preferred would terminate, but that the 2001 Registration Rights Agreement entered into by the FL Partnerships in connection with their receipt of the Series D Preferred and Series E Preferred would remain in effect and cover the shares of New Common Stock into which the Series D Preferred and Series E Preferred will be converted.

     In the Amended and Restated Purchase Agreement, McLeodUSA also agreed with the FL Partnerships and the 2001 FL Partnerships that:

     (1) for so long as the FL Partnerships and 2001 FL Partnerships own at least 60% of the aggregate amount of securities owned by them immediately following the closing of the Restructuring (the "Initial Securities"), McLeodUSA would not adopt or implement any stockholders rights plan or similar plan or device (a "Rights Plan"); provided, however, that following the time when (i) the FL Partnerships and the 2001 FL Partnerships cease to own at least 60% of the Initial Securities or (ii) the FL Partnerships or the 2001 FL Partnerships sell any of their securities in a Disqualified Transaction, McLeodUSA may adopt a Rights Plan so long as the percentage that would trigger any rights by other stockholders of McLeodUSA is at least one percentage point greater than the aggregate percentage ownership (on an as converted basis) of the FL Partnerships and 2001 FL Partnerships in McLeodUSA immediately prior to the adoption of such Rights Plan; and

     (2) McLeodUSA would exercise all authority under applicable law to effect an amendment to its certificate of incorporation expressly electing not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

     In the Amended and Restated Purchase Agreement, the 2001 FL Partnerships agreed with McLeodUSA to purchase, for an aggregate purchase price of $175 million, (i) 74,027,764 shares of New Common Stock, (ii) common stock warrants (the "Warrants"), with an aggregate exercise price of $30 million, to purchase 22,159,091 shares of New Common Stock and (iii) 10 shares of a series of preferred stock of McLeodUSA, par value $.01, designated as the Series B Convertible Preferred Stock (the "Series B Preferred").

     The foregoing description of the Amended and Restated Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Amended and Restated Purchase Agreement, which is incorporated herein by reference. The Amended and Restated Purchase Agreement is filed as Exhibit 13 hereto.

     The Series B Preferred has no liquidation preference and is not entitled to the payment of dividends. The holders of record of shares of Series B Preferred are entitled to vote with the New Common Stock as a single class on all matters presented to the holders of New Common Stock for a vote. Pursuant to the Series B Certificate of Designation, for so long as the 2001 FL Partnerships beneficially own at least 40% of the shares of New Common Stock beneficially owned by them on the original date of issuance of the Series B Preferred (the "Issue Date"), the 2001 FL Partnerships are entitled to collectively elect two directors to the Board of Directors; for so long as the 2001 FL Partnerships beneficially own more than 20% but less than 40% of the shares of New Common Stock beneficially owned by them on the Issue Date, the 2001 FL Partnerships are entitled to collectively elect one director to the Board and to designate a person as a non-voting observer (a "Board Observer") to attend all meetings of the Board of Directors; for so long as the 2001 FL Partnerships beneficially own 20% or less (but at least 10%) of the shares of New Common Stock beneficially owned by them on the Issue Date, the 2001 FL Partnerships are entitled to designate two Board observers; and if the 2001 FL Partnerships beneficially own less than 10% of the shares of New Common Stock beneficially owned by them on the Issue Date, the 2001 FL Partnerships are no longer entitled to designate any Board observers and the rights of such Board observers cease. The Series B Preferred are canceled upon the earlier of (a) the 2001 FL Partnerships beneficially owning less than 10% of the shares of New Common Stock beneficially owned by them on the Issue Date or
(b) upon a Change of Control (as defined in the Form of Series B Certificate of Designation).

     The foregoing description of the Series B Preferred is not intended to be complete and is qualified in its entirety by the complete text of the Form of Certificate of Designation of the Powers, Preferences and Relative Participating, Optional and Other Special Rights of Series B Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof ("Form of Series B Certificate of Designation"), which is incorporated herein by reference. The Form of Series B Certificate of Designation is filed as Exhibit 14 hereto.

     The Warrants are exercisable until the fifth anniversary of their issuance for an aggregate purchase price of $30 million in cash and are subject to customary anti-dilution provisions.

     The foregoing description of the Warrants is not intended to be complete and is qualified in its entirety by the complete text of the Form of Common Stock Purchase Warrant, which is incorporated herein by reference. The Form of Common Stock Purchase Warrant is filed as Exhibit 15 hereto.

     Depending on various factors, including, without limitation, the FL Partnerships' financial position and investment strategy, the price levels of the McLeodUSA common stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons and the 2001 FL Partnerships may in the future take such actions with respect to its investment in McLeodUSA as it deems appropriate, including, without limitation, purchasing additional shares of McLeodUSA common stock or selling some or all of its McLeodUSA common stock or taking any actions that might result in any of the matters set forth in subparagraphs (a)-(j) of Item 4, in each case consistent with their obligations under their agreements with McLeodUSA.


ITEM 7. Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated August 30, 1999, among McLeodUSA and the FL Partnerships.*

2. Registration Rights Agreement, dated as of September 15, 1999, among McLeodUSA and the FL Partnerships.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B
     Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5.   Joint Filing Agreement, dated September 22, 1999.*

6. Exchange Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.*

7. Termination Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.*

8. Registration Rights Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.*

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series E
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

11.  Joint Filing Agreement, dated December 6, 2001.*

12. Amended and Restated Lock-Up, Support and Voting Agreement, dated as of January 30, 2002, by and among McLeodUSA and the FL Partnerships.

13. Amended and Restated Preferred Stock Purchase Agreement, dated as of January 30, 2002, by and among McLeodUSA, the 2001 FL Partnerships and the FL Partnerships.

14. Form of Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

15.  Form of Common Stock Purchase Warrant.

--------
*  Previously filed.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 2002

                    FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                    AND EQUITY MANAGEMENT BUYOUT
                    PARTNERSHIP-VI, L.P.

                    By:      FLC XXIX Partnership, L.P.
                             its general partner


                    By:      /s/ Winston W. Hutchins
                             --------------------------------
                             Winston W. Hutchins,
                             a general partner


                    FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                    AND EQUITY MANAGEMENT BUYOUT
                    PARTNERSHIP-VII, L.P.

                    By:      FLC XXXIII Partnership, L.P.
                             its general partner


                    By:      /s/ Winston W. Hutchins
                             --------------------------------
                             Winston W. Hutchins,
                             a general partner


                    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-
                    V, L.P.

                    By:      FLC XXX Partnership, L.P.
                             its general partner


                    By:      /s/ Winston W. Hutchins
                             --------------------------------
                             Winston W. Hutchins,
                             a general partner



                    /s/ Theodore J. Forstmann
                    ------------------------------------
                    Theodore J. Forstmann